Offering Statement for REVO ZERO Corporation

(“REVO ZERO,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   REVO ZERO Corporation

   2201 Cooperative Way
   Suite 600
   Herndon, VA 20147

Eligibility

2. **The following are true for REVO ZERO Corporation :**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Mequela Moreno

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2023	Present	Federal Railroad Administration	Environmental Protection Specialist
01/01/2023	Present	Everglades University	Adjunct Professor
09/01/2020	Present	REVO ZERO	Chief Regulatory Officer

Mequela has over a decade of experience in the federal environmental regulatory field and is committed to protecting the nation's natural resources while allowing reasonable development through fair and balanced decision making. LinkedIn: https://www.linkedin.com/in/mequela-moreno-171bba267/

Name
Ruben Creus

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2020	Present	REVO ZERO	CEO
07/01/2011	Present	BINNACLE Consulting Group, Inc.	Managing Partner

Ruben has a background in industrial electronics that he used to launch an engineering firm early in his career. Later, he worked at private and publicly traded companies. Ruben has always been fascinated by new technologies and how they can impact people's lives for the better with practical and affordable solutions. LinkedIn: https://www.linkedin.com/in/ruben-creus-58654/

Name
Peter O'Hara

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2017	Present	Glover Park Capital	Managing Director
09/01/2020	Present	REVO ZERO	CFO

Peter is a senior M&A professional with over 25 years of experience across various industries and significant cross-border transaction experience. Peter has completed over 75 transactions with an aggregate value in excess of $10 billion. B.S. Finance, Villanova University M.B.A. Finance, Columbia University LinkedIn: https://www.linkedin.com/in/peter-o-hara-1b34851/

Name
Dan Levine

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2020	Present	REVO ZERO	Strategic Advisor and Board Member

Dan has decades of experience in growing startups and currently has holdings in several startups in a wide array of industries. Dan was the co-founder of domain name registrar, register.com, which, after its IPO, had a market cap in excess of $5 billion.

Name
Juan Verde

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2004	Present	Alamo Solutions	Founder and President
01/01/2013	Present	Advanced Leadership Foundation	Founder and President
09/01/2020	Present	REVO ZERO	Advisor and Board Member

Juan is an internationally renowned strategist for the public, private, and government sectors, with a particular focus on sustainable economic development. He served as Deputy Assistant Secretary for Europe and Eurasia at the United States Department of Commerce. LinkedIn: https://www.linkedin.com/in/juanverde/

Name
Harry Hobbs

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2023	Present	REVO ZERO	Board Member
05/01/2015	03/01/2023	Turning Point LLC	President & CEO

Harry is an experienced executive in publicly traded global businesses, with a deep knowledge of the technology industry and a passion for sustainability. Harry has held executive positions at several major global firms, including MCI, eLandia, and PSINet. Harry has deep knowledge in financial markets, operating experience, and execution. LinkedIn: https://www.linkedin.com/in/harry-g-hobbs-06883/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Ruben Creus (via BINNACLE Consulting Group, Inc.)

Securities:	6,300,000
Class:	Common Stock
Voting Power:	53.4%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

REVO ZERO operates in the zero-emissions technology market. Our mission is to revolutionize the transportation industry by developing innovative solutions that not only facilitate, but also elevate, the transition towards zero emissions. Our vision is to be the premier provider of luxury zero-emissions vehicles and infrastructure solutions and to set a new standard in eco-conscious mobility and environmental stewardship. REVO ZERO's zero-emissions vehicle designs are crafted to embody the core values of sustainability and performance. Our vehicle designs harness the power of the Company's proprietary pFC Technology™, which integrates plug-in battery and hydrogen fuel cell systems that are intended to achieve significant range and quick refueling. In tandem with its vehicle innovations, the Company also aims to establish a comprehensive, nationwide hydrogen production and refueling infrastructure, which includes the deployment of hydrogen and electric vehicle plug-in sites that are strategically positioned to create convenient access to refueling options across the country. Through these initiatives, REVO ZERO not only aspires to reshape sustainable transportation, but also to redefine luxury and eco-consciousness in mobility. REVO ZERO plans to continuously innovate and enhance its zero-emissions vehicle designs based on customer feedback and technological advancements. REVO ZERO aims to expand its vehicle lineup to cater to various market segments, including luxury, commercial, and urban mobility. Driven by a passion for innovation and a commitment to environmental stewardship, REVO ZERO seeks to redefine what it means to travel responsibly. Through its pursuit of excellence and sustainability, the Company plans to forge a path towards a future where luxury and eco-consciousness converge to create a cleaner and healthier tomorrow for generations to come. The Company's strategy involves collaborating with government bodies and other stakeholders to advocate for supportive policies and programs, and engaging in marketing, strategic partnerships, and research and development. REVO ZERO plans to conduct thorough feasibility studies to identify optimal locations for hydrogen and electric vehicle plug-in sites where there are opportunities to partner with energy providers and local governments to secure permits and funding for infrastructure development. These joint efforts, together with implementing targeted marketing campaigns, are intended to raise brand awareness and promote the benefits of zero-emissions vehicles. REVO ZERO's business model is primarily focused on generating revenue from sales of hydrogen, zero-emissions vehicles, and maintenance services. We plan to use the funds from this offering for R&D, manufacturing facilities, infrastructure deployment, operational costs, and marketing expenses. REVO ZERO's management team consists of seasoned professionals with experience spanning the fields of energy, hydrogen technologies, and transportation. REVO ZERO is committed to the future of sustainable transportation through innovation, infrastructure development, and environmental stewardship. By focusing on luxury, performance, and eco-consciousness, the Company aims to inspire a paradigm shift towards cleaner and healthier mobility solutions worldwide. Join us in shaping a brighter, more sustainable future for generations to come.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

7. **Material factors that make an investment in REVO ZERO Corporation speculative or risky:**

   1. Innovation Challenges and Integration Complexity The integration of plug-in battery and hydrogen fuel cell systems, embodied in REVO ZERO's proprietary pFC Technology™, presents technological challenges. The complexity of ensuring seamless coordination between these distinct systems involves sophisticated engineering, software, and hardware integration. Compatibility issues, such as differing energy densities, charge/discharge rates, and thermal management requirements, can lead to suboptimal performance or system failures. Furthermore, the integration must undergo rigorous and extensive reliability testing across various conditions, such as extreme temperatures and diverse driving scenarios, to ensure durability and reliability. Any failures in these tests can result in significant delays and increased costs due to the need for redesigns or additional fixes. Additionally, technical failures of individual components within the system can lead to overall breakdowns, necessitating potential recalls or costly repairs. These technical risks are compounded by the rapid pace of innovation in the zero-emissions vehicle industry. Competitors may develop newer, more efficient technologies that could surpass REVO ZERO's offerings, rendering their products less attractive in the market and risking obsolescence. This dynamic landscape requires continuous innovation and substantial investment in research and development to maintain technological leadership and market competitiveness.

   2. Market acceptance and Adoption Barriers: Consumers often exhibit ingrained habits and preferences that favor traditional internal combustion engine vehicles, and skepticism about the reliability and performance of new technologies can slow adoption rates. High initial costs associated with purchasing zero-emissions vehicles can deter potential buyers, especially when compared to more established and familiar options. Moreover, concerns about the availability and convenience of refueling infrastructure for hydrogen fuel cell vehicles, coupled with the perceived limitations in range and performance, can further hinder acceptance. These barriers create a challenging environment for REVO ZERO to achieve widespread market penetration, requiring robust consumer education, strategic pricing, and extensive infrastructure development to build confidence and convenience around their innovative solutions.

   3. Infrastructure Development Establishing a comprehensive nationwide hydrogen production and refueling infrastructure requires significant financial investment. The cost of building production facilities, refueling stations, and the associated distribution network is extremely high. Any delays or cost overruns in these projects could place considerable strain on the Company's financial resources, potentially impacting other areas of the business such as research and development, marketing, and operations. Additionally, securing the necessary permits and approvals for such infrastructure projects is a complex and time-consuming process. Regulatory hurdles can include compliance with environmental regulations, zoning laws, and safety standards, each of which can vary significantly across different regions. These processes often involve extensive documentation and negotiations with multiple regulatory bodies, which can lead to unforeseen delays. Furthermore, local community opposition to the establishment of hydrogen production or refueling sites can add another layer of complexity, potentially resulting in legal challenges or public relations issues. These regulatory and community-related challenges necessitate careful planning, robust stakeholder engagement, and flexible project management strategies to navigate successfully. Any failures in these areas could not only delay infrastructure deployment but also increase costs and undermine the overall feasibility of REVO ZERO's strategic goals.

   4. Regulatory and Policy Risks The Company's dependency on supportive government policies and incentives to promote zero-emissions vehicles. These incentives, which may include tax credits, rebates, and subsidies for both consumers and manufacturers, play a crucial role in making zero-emissions vehicles financially attractive. If government bodies decide to reduce or eliminate these

incentives, it could lead to a substantial decrease in demand for REVO ZERO's products, making them less competitive compared to traditional vehicles. Furthermore, the regulatory landscape is subject to change based on environmental regulations, trade policies, and shifts in political leadership. Changes in environmental regulations could impose new compliance requirements or alter existing standards, leading to increased costs for compliance and potential delays in bringing products to market. Trade policies, including tariffs and import/export regulations, could affect the cost and supply chain logistics of essential components or finished vehicles, impacting overall profitability and operational efficiency. Political leadership changes can lead to shifts in policy focus and priorities; for instance, a new administration might deprioritize environmental issues or redirect funding away from green initiatives, negatively affecting market conditions for zero-emissions vehicles. These regulatory and policy risks require REVO ZERO to engage in continuous monitoring and advocacy efforts to anticipate and adapt to changes. Additionally, the Company must be prepared to pivot strategies and adjust financial projections in response to any adverse regulatory or policy developments, ensuring long-term viability and market competitiveness.

5. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

6. Fundraising outside of the platform Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

7. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

8. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

REVO ZERO Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $499,988 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We plan to primarily use the raised funds to (i) deploy hydrogen refueling network infrastructure; (ii) research and development for our pFC vehicles; and (iii) general corporate expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,499
Corporate Expenses	$1,510	$75,499
Hydrogen Network Deployment	$3,000	$149,996
pFC Vehicle R&D	$5,000	$249,994
Total Use of Proceeds	**$10,000**	**$499,988**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and REVO ZERO Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $13.16 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	25,000,000	11,799,991	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants	The termination date of the warrants is September 15, 2025.	9,500
Warrant	The termination date of the warrants is October 24, 2027. Investor: Exercise price depends on amount invested and ranges from $6.56 to $21.12	762,195
Warrant	The termination date of the warrants is October 24, 2027. Finders Fee: Exercise price depends on amount invested and ranges from $6.56 to $21.12	762,195

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company is currently in discussions to sell a warrant to an investor. The terms of the warrant are still being finalized, but the current proposal suggests an exercise price of $21.12, with potential discounts that could lower the price to $6.56 depending on the size of the investment. The maximum investment that would be considered for the warrant would be $5,000,000. Finalization of the warrant terms is expected in the near future. If the warrant were to be issued, your shares could be subject to dilution.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has REVO ZERO Corporation conducted within the past three years?**

Date of Offering:	2024-07-01
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$412,386
Use of Proceeds:	

Date of Offering:	2024-09-05
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$501,600
Use of Proceeds:	

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Mont Bogestion Inmobiliria Global, s.l	Father of CEO	Finder	$30,010

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

REVO ZERO Corporation (the "Company") was formed on September 1, 2020 in the State of Virginia. The Company is a zero-emissions technology company focused on the transportation industry. The Company aims to develop the next generation of long-range, fast refueling zero emissions vehicles utilizing its proprietary plug-in fuel cell ("pFC") technology and to build a nationwide hydrogen production and refueling network to accelerate the transportation industry's transition to zero emissions. The Company did not generate any revenue in 2022 or 2023. Operating expenses for the year ended December 31, 2023 increased by $70,225 to $101,367, as compared to $31,142 reported for the year ended December 31, 2022. Net loss for the year ended December 31, 2023 increased by $70,225 to $101,367, as compared to a net loss of $31,142 reported for the year ended December 31, 2022. In order to proceed with the construction of a hydrogen hub in Massachusetts and a hydrogen refueling location in New Haven, the Company has placed several orders with suppliers for equipment that require partial, and in some cases total, deposits for the value of the order. These include: $50,000 Hydrogen dispenser; $14,708 Trailer to transport hydrogen; $10,085 Container for hydrogen control unit; $20,000 Hydrogen control unit; $25,000 Hydrogen electrolyzer; and $85,000 Development of pre-production pFC Model ENERGY vehicle Liquidity and Capital resources: As of September 30, 2024, the preliminary financials reflect that revenue remains at $0.00. The average monthly cash burn rate from January to September 2024 is approximately $14,000. Cash on hand totals $566,511, providing a reserve to support ongoing operations despite the lack of revenue. Additionally, there are no outstanding loans. Common stock receivable amounts to $587,955.. On December 31, 2023, the Company had cash and cash equivalents of $394,123 and working capital of $391,563, as compared to cash and cash equivalents of $176,882 and working capital of $176,822 on December 31, 2022. During 2023, the Company entered into stock subscription agreement to sell 152,491 shares of common stock for a total purchase amount of $1,000,341. During 2023, the Company received $212,386 in cash and in 2024 the Company received $200,000 under thi agreement. Additionally, the Company entered into stock subscription agreements to sell 47,500 shares of common stock in 9,500 share increments for a total of $501,600 in cash. These purchases span December 24, 2022 through September 5, 2024. These funds raised via subscription agreements were primarily used to help secure supplier deposits. The Company has entered into finder's fee agreements with several parties to support efforts in obtaining introductions with potential qualified investors as a way to raise capital and expand operations. One of these agreements was issued to Mont Bogestion Inmobiliria Global, s.l ("Mont Bo"), which is considered a related party as it is under the control of the father of the CEO of the Company. The introduction of another party to the Company by Mont Bo ultimately led to the issuance of a subscription agreement of $1,000,341, for which Mont Bo received a fee of $30,010. The Company has entered into finder's fee agreements with several parties to support efforts in obtaining introductions with potential qualified investors as a way to raise capital and expand operations. One of these agreements was issued to REYL Bank. The introduction led to the issuance of a subscription agreement of $1,000,341, for which REYL Bank received a fee of $30,010.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

REVO ZERO Corporation answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the transcript of the video shown on the Company's offering page: Over the last decades, society has been looking for a renewable, clean source of fuel, and it turns out that all this time we had it in front of us in the form of water. One of my professors told me once that when you are in front of a problem, most likely the solution is going to be next to it. The only thing you need to do is to stop for a minute and look around, and that's what we did at Revo Zero. That's how we created the plug-in fuel cell technology, the PFC technology, a technology that combines a plug-in battery with a hydrogen fuel cell into one single electric vehicle. A vehicle with the longest range in the market, up to 700 miles, that can refuel in as little as 7 minutes. And guess what? Nature is giving us plenty of water everywhere and plenty of renewable energy sources, energy sources we use to split water into oxygen and green hydrogen. We use that green hydrogen to power our PFC vehicles that only exhaust pure, clean water, water that evaporates and rains back into our lakes and rivers on a neverending cycle, a cycle we are using to create the revolution towards zero emissions. Our PFC vehicles can be recharged at home like any other electric vehicle, and when you're on the road on a long trip, your PFC module detects your driving style, your speed, the charge of your battery, and it decides when it's the right time to seamlessly kick in the hydrogen so you can keep driving and have hundreds of miles ahead of you. And if you ever need more hydrogen, you stop at one of the Revo Zero dispensers along the road, and you can refuel the hydrogen in a matter of minutes. One thing we can learn from nature is that we don't have to fight about what system is better or worse; we can use both. We know here at Revo Zero we are in front of a very ambitious project. On one end, we're building the longest range zero emissions vehicles, and on the other end, we are building the largest hydrogen refueling network nationwide, quickly and economically. We have virtually no competition because no one is doing what we are envisioning. We are creating a revolution. We are changing the status quo. But like every revolution before, every revolution starts with the people. We invite you to be part of this project and to join the revolution toward our zero emissions with us. We welcome you.

The following documents are being submitted as part of this offering:

    Governance:

        Certificate of Incorporation: certificateofincorporation.pdf

        Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

        Offering Page JPG: offeringpage.jpg

    Financials:

        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.revozero.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    - the issuer liquidates or dissolves its business in accordance with state law.